UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

REUNION NEUROSCIENCE INC.

(Name of Issuer)

Common shares, no par value per share

(Title of Class of Securities)

76134G103

(CUSIP Number)

Ansbert Gadicke

Managing Partner

BioImpact Capital LLC

399 Boylston Street, Suite 1100

Boston, Massachusetts 02116

Telephone: (617) 425-9222

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON 15186111 CANADA INC. (formerly 1000548481 Ontario Inc.).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

As a result of its amalgamation in connection with the consummation of the Arrangement (as defined in the Original Schedule 13D (as defined below)), the Reporting Person ceased to beneficially own any securities of the Issuer.

1	NAMES OF REPORTING PERSON 20231089 PARENT, INC. (formerly 20231089 Parent, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

As a result of the consummation of the Arrangement (as defined in the Original Schedule 13D (as defined below)), the Reporting Person ceased to beneficially own any common shares, no par value per share, of the Issuer (the “Shares”).

1	NAMES OF REPORTING PERSON BIOIMPACT CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	As a result of the consummation of the Arrangement, the Reporting Person ceased to beneficially own any Shares.

1	NAMES OF REPORTING PERSON ANSBERT GADICKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	As a result of the consummation of the Arrangement, the Reporting Person ceased to beneficially own any Shares.

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed by the Reporting Persons with the SEC on June 12, 2023 (the “Original Schedule 13D”) with respect to the common shares, no par value (the “Common Shares”), of the Issuer. Except as set forth herein, the Original Schedule 13D is unmodified. Capitalized terms used and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. All references to “20231028 Parent, LLC” throughout the Original Schedule 13D and the Exhibits thereto are deemed to be references to “20231089 Parent, Inc.” and all references to “1000548481 Ontario Inc.” throughout the Original Schedule 13D and the Exhibits thereto are deemed to be references to “15186111 Canada Inc.”

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is amended to include the following at the end thereof:

“Pursuant to the completion of the Arrangement, which occurred as disclosed in the press release issued by the Issuer on August 1, 2023 (which is attached hereto as Exhibit 99.18):

•

The Issuer was amalgamated with its wholly owned subsidiary, Reunion Neuroscience Canada Inc., and the resulting entity was amalgamated with the Purchaser (the entity resulting from such amalgamations, “New RNI”).

•

Each Share issued and outstanding immediately prior to the Effective Time was exchanged for one preferred share in the capital of New RNI and subsequently redeemed for the Arrangement Consideration per share.

•

Each share in the capital of the Purchaser held by Parent immediately prior to the Effective Time was, ultimately, exchanged for one Class A common share in the capital of New RNI (the “Class A Shares”).

As a result of the Arrangement, the Parent received an aggregate of 200 Class A Shares of New RNI. Consequently, the Parent became the beneficial owner of such 200 Class A Shares, which represent all of New RNI’s issued and outstanding shares.

Following the Arrangement, all Shares ceased trading prior to the opening of trading on the Nasdaq Global Select Market on August 1, 2023, and will be delisted from the Toronto Stock Exchange and the Nasdaq Global Select Market and deregistered under the Act (the “Deregistration”).”

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)-(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Act, the beneficial owners of any Shares covered by this statement.

(c) Except as otherwise described herein and in the Original Schedule 13D, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s securities.

(d) Not applicable.

(e) Upon effectiveness of the Deregistration on October 30, 2023, the Reporting Persons will cease to have reporting obligations with regard to any beneficial ownership of the Issuer’s securities under Section 13(d) of the Act.”

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

“At the Effective Time, the Support and Voting Agreements terminated in accordance with their express terms.”

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

Exhibit	Description

99.18*	Press Release issued by Reunion Neuroscience Inc. dated August 1, 2023

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

BIOIMPACT CAPITAL LLC

Date: August 1, 2023	By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Partner

ANSBERT GADICKE

Date: August 1, 2023	By:	/s/ Ansbert Gadicke

20231089 PARENT, INC. (formerly 20231089 Parent, LLC)

Date: August 1, 2023	By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: President

15186111 CANADA INC. (formerly 1000548481 Ontario Inc.).

Date: August 1, 2023	By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: President